UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

The Medicines Company

(Name of Subject Company)

The Medicines Company

(Name of Person Filing Statement)

Common Stock, $.001 par value per share

(Title of Class of Securities)

584688105

(CUSIP Number of Class of Securities)

Mark Timney

Chief Executive Officer

The Medicines Company

8 Sylvan Way

Parsippany, New Jersey 07054

(973) 290-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Stephen Rodin Executive Vice President, General Counsel The Medicines Company 8 Sylvan Way Parsippany, New Jersey 07054 (973) 290-6000	Scott A. Barshay Jeffrey D. Marell Justin S. Rosenberg Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of The Medicines Company, a Delaware corporation (the “Company”, “we”, “us” or “our”), filed with the United States Securities and Exchange Commission (the “SEC”) on December 5, 2019, as amended (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Medusa Merger Corporation, a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Novartis AG, a company organized under the laws of Switzerland (“Parent”), and Parent, to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined in the Schedule 14D-9), any and all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a price of $85.00 per Share, net to the seller in cash, without interest thereon and subject to any tax withholding. The Offer is described in a Tender Offer Statement on Schedule TO (containing the Offer to Purchase, the Letter of Transmittal and other documents relating to the Offer), as it may be amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on December 5, 2019.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8. Additional Information of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph at the end of the Item:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at the Offer Expiration Time. The Offer was not extended. Purchaser was advised by the depositary for the Offer that, as of the Offer Expiration Time, a total of 60,669,325 Shares (excluding 13,655,837 Shares, representing approximately 16.9% of the outstanding Shares, with respect to which Notices of Guaranteed Delivery were delivered but which Shares were not yet “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)) were validly tendered pursuant to the Offer and not validly withdrawn, representing approximately 75.0% of the outstanding Shares as of the Offer Expiration Time. In addition, the depositary has advised Purchaser that, as of the Offer Expiration Time, Notices of Guaranteed Delivery had been delivered with respect to 13,655,837 additional Shares, representing approximately 16.9% of the outstanding Shares as of the Offer Expiration Time. Accordingly, the number of Shares validly tendered pursuant to the Offer and not validly withdrawn satisfied the Minimum Tender Condition, as such term is defined in the Offer to Purchase. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the Offer Expiration Time and will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance for payment of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to complete the Merger without a vote of the stockholders of the Company. Accordingly, Parent and Purchaser expect to complete the acquisition of the Company on January 6, 2020 by consummating the Merger pursuant to the Merger Agreement without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.  At the Effective Time and as a result of the Merger, the Company will become an indirect, wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, in the Merger, each Share that was issued and outstanding immediately prior to the Effective Time (other than (i) Shares that immediately prior to the Effective Time are owned by the Company, Parent, Purchaser, any other wholly owned subsidiary of Parent or any wholly owned subsidiary of the Company or that are held in the Company’s treasury and (ii) Shares that are issued and outstanding immediately prior to the Effective Time and that are held by a Company stockholder who is entitled to demand appraisal and who has properly exercised and perfected a demand for appraisal of such Shares under the DGCL) will be converted automatically into the right to receive $85.00 per Share, without interest thereon and subject to any tax withholding (which is the same amount per Share as paid in the Offer). Parent has advised the Company that, following the Merger, it will cause the Shares to be delisted and to cease to trade on NASDAQ, and to be deregistered under the Exchange Act, and it will cause the suspension of all of the Company’s reporting obligations under the Exchange Act as promptly as practicable, as contemplated in the Merger Agreement.”

Item 9. Exhibits.

Item 9. Exhibits is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(11)

Press Release issued by Novartis AG on January 6, 2020, announcing the expiration and results of the Offer (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-T/A of Purchaser and Parent, filed with the SEC on January 6, 2020).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 14D-9 is true, complete and correct.

THE MEDICINES COMPANY

By:	/s/ Stephen M. Rodin
	Name:	Stephen M. Rodin
	Title:	Executive Vice President and General Counsel

Date: January 6, 2020